SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 29549

                             FORM 12b-25

                                         Commission File Number 0-21662

                     NOTIFICATION OF LATE FILING

(Check One): _X_ Form 10-K ___ Form 11-K ___ Form 20-F ___ Form 10-Q
___ Form N-SAR

     For Period Ended: 12/31/98

___ Transition Report on Form 10-K   ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F   ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

     For the Transition Period
Ended:__________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                PART I
                        REGISTRANT INFORMATION

Full name of registrant: Strategia Corporation

Former name if applicable: N/A

Address of principal executive office:  6040 Dutchmans Lane, Suite 400

City, state and zip code:               Louisville, Kentucky 40205-3271

                               PART II
                        RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 _X_      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without
               unreasonable effort or expense;
 _X_      (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, 20-F, 11-K or Form N-SAR,
               or portion thereof will be filed on or before the
               15th calendar day following the prescribed due date; or
               the subject quarterly report or transition report on
               Form 10-Q, or portion thereof will be filed on or
               before the fifth calendar day following the prescribed
               due date; and
 _X_      (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

                               PART III
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant was unable to file its annual report on Form 10-KSB on March 31, 1999 without unreasonable effort or expense due to the inability of its auditors to obtain the necessary finalized information from the accountants performing the audit of the Registrant's European subsidiaries included in the consolidated financial statements. The Registrant expects to file its Form 10-KSB on April 1, 1999, and will file its Form 10-KSB no later than April 15, 1999.


                               PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Paul E. Phillips, (502)426-3434

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           _X_ Yes   ___ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           ___ Yes   _X_ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         STRATEGIA CORPORATION
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1999                  By /s/ Paul E. Phillips, Jr.
                                        Chief Financial Officer